Exhibit 99.1

Jumia 2021 Black Friday highlights

(November 5 – November 30, 2021)

Accelerating growth momentum

Lagos, December 7, 2021 – Jumia Technologies AG (NYSE: JMIA) (“Jumia”, the “Company” or “we”, “us”, “our”) announced today the highlights of its Black Friday campaign held between November 5 and November 30, 2021.

Engaging Consumers

Based on preliminary numbers, we recorded in 2021 our largest ever Black Friday campaign, with GMV reaching $150 million, up 30% year-over-year, and Orders reaching 4.3 million, up 39% year-over-year. Having introduced the Black Friday shopping festival concept in Africa in 2012, it has now become a much-awaited campaign for our consumers, sellers and ecosystem partners.

As part of the event, we seek to offer our consumers attractive deals on a broad range of relevant products, alongside engaging and localized content such as games, videos, original music and offline events. We posted a record of almost 40 million unique visitors to our platforms, an increase of 27% year-over-year, while our campaign video content recorded almost 190 million views on social media.

Our consumers are increasingly turning to Jumia for their everyday needs with the top 3 fastest growing physical goods categories in volume terms being Fast Moving Consumers Goods (“FMCG”), followed by Beauty and Fashion.

Accelerating sellers’ growth

The event saw strong seller participation with over 46,000 Active Sellers during the campaign compared to 41,500 the prior year. During the 2021 event, our top 20 physical goods sellers tripled on average their GMV year-over-year. Our restaurant partners were an integral part of the success of the campaign, offering discounts and exclusive meal deals on our platform. GMV of the food delivery category almost doubled year-over-year and the top 20 restaurants during the 2021 event experienced on average 167% GMV growth year-over-year.

Leveraging the strong reach and consumer engagement on our platform, our sellers often take the opportunity of the Black Friday campaign for new product launches. For example, in this year’s edition, Xiaomi chose Jumia for the exclusive launch of the Xiaomi Mi 11T phone in Egypt.

Delivering more packages faster

We seamlessly scaled our logistics capacity for the event to handle peak volumes. Jumia Logistics handled 5.3 million packages during the campaign, which is more than double the average monthly package volume in the first 10 months of 2021. While we handled significantly more packages than the rest of the year, we remained focused on providing the best customer experience possible while working on reducing delivery times. During the Black Friday campaign, 58% of packages reached consumers the next business day while the average end-to-end delivery time decreased to 1.5 business days, compared to 2.2 business days in the 2020 Black Friday campaign.

Cautionary Statement

The information presented in this release is preliminary and unaudited. This information is subject to change, and we undertake no obligation to update this information.

Forward Looking Statements

This release includes forward-looking statements. All statements other than statements of historical facts contained in this release, including statements regarding our future results of operations and financial position, industry dynamics, business strategy and plans and our objectives for future operations, are forward-looking statements. These statements represent our opinions, expectations, beliefs, intentions, estimates or strategies regarding the future, which may not be realized. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “believes,” “estimates”, “potential” or “continue” or the negative of these terms or other similar expressions that are intended to identify forward-looking statements. Forward-looking statements are based largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements involve known and unknown risks, uncertainties, changes in circumstances that are difficult to predict and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statement, including, without limitation, the risks described under Item 3. “Key Information—D. Risk Factors,” in our Annual Report on Form 20-F as filed with the US Securities and Exchange Commission. Moreover, new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements.

The forward-looking statements included in this release are made only as of the date hereof. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, neither we nor our advisors nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Neither we nor our advisors undertake any obligation to update any forward-looking statements for any reason after the date of this release to conform these statements to actual results or to changes in our expectations, except as may be required by law. You should read this release with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

Operating Metrics

Changes and percentages presented have been calculated on the basis of unrounded figures.

Orders corresponds to the total number of orders for products and services on our platform, irrespective of cancellations or returns, for the relevant period.

GMV corresponds to the total value of orders for products and services, including shipping fees, value added tax, and before deductions of any discounts or vouchers, irrespective of cancellations or returns for the relevant period.

Active Sellers corresponds to the number of sellers on our platform, including physical goods, food delivery and digital services, who received at least one valid order during the relevant period. Order is considered irrespective of cancellations or returns.